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May 19, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Corey Jennings and Michael Coco

Re:	Province of British Columbia Registration Statement under Schedule B Filed April 9, 2021 File No. 333-255142

Form 18-K for Fiscal Year Ended March 31, 2020 Filed October 14, 2020

Amended December 22, 2020, January 29, 2021 and April 26, 2021

File No. 333-82846

Ladies and Gentlemen:

On behalf of the Province of British Columbia (the “Province”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated May 3, 2021 (the “Comment Letter”), to the Province regarding the Province’s above-referenced registration statement (File No. 333-255142) under Schedule B, filed with the SEC on April 9, 2021 (the “Registration Statement”) and the annual report filed on Form 18-K (File No. 333-82846) for the fiscal year ended March 31, 2020, filed with the SEC on October 14, 2020 (the “Annual Report”), as amended on December 22, 2020, January 29, 2021 and April 26, 2021.

To facilitate your review of the Province’s responses, we have repeated your comment in italics followed immediately by the response of the Province.

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Registration Statement under Schedule B

General

1.	Please update, as necessary, to include any material updates relating to the impact of COVID-19. We note, for example, news reports of the risks of new variants and new travel restrictions.

While the COVID-19 pandemic is ongoing and evolving, the Province respectfully submits that there have been no developments that require any material updates. The risks related to the impact of COVID-19 on the Province’s economy and outlook are described in the Province’s Budget and Fiscal Plan 2021/22 – 2023/24, filed with the SEC as Exhibit 99.7 to Amendment No. 3 to the Annual Report on April 26, 2021 (the “Fiscal Plan”). The Province considered these risks in formulating the Fiscal Plan (including the economic outlook) and explicitly referenced them in the Fiscal Plan (pages 79 and 90 of the Fiscal Plan). As the COVID-19 pandemic continues to develop, the Province will provide additional disclosure in an amendment to its Annual Report as needed to update investors as to any material impact of COVID-19 on the Province, which will be incorporated by reference into the Registration Statement.

2.	To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data. We note your reference and incorporation by reference to data and information provided in the Form 18-K for the year ended March 31, 2019.

The Province respectfully directs the Staff’s attention to page 3 of the Registration Statement, noting that the Registration Statement incorporates by reference data and information provided in the Annual Report for the year ended March 31, 2020 and amendments thereto. More recent data and information (that is, for the fiscal year ended March 31, 2021) is not available.

Where You Can Find More Information, page 3

3.	Please revise to specifically incorporate by reference the amendment to your Form 18-K filed on April 26, 2021.

The Province respectfully directs the Staff’s attention to page 3 of the Registration Statement, noting that the Registration Statement incorporates by reference “all future annual reports on Form 18-K and amendments to annual reports on Form 18-K, and any other information the Province files with the SEC pursuant to Sections 13(a) and 13(c) of the Exchange Act”. The filing of the Registration Statement on April 9, 2021 preceded the filing of Amendment No. 3 to the Annual Report on April 26, 2021. To the extent the Province files an amendment to the Registration Statement, it will specifically reference Amendment No. 3 to the Annual Report, and any other applicable filings under the section entitled “Where you can find more information”.

Form 18-K for Fiscal Year Ended March 31, 2020

General

4.	We note reports of a $900 million lawsuit filed against you and the Insurance Corporation of British Columbia. Please tell us, with a view towards disclosure, whether contingencies for this matter are included in your budget projections, for example, in Exhibit 99.7 to your Form 18-K.

The spending plan for the Ministry of the Attorney General, which is a component of the Province’s budget, contains provisions for payments under the Crown Proceeding Act based on estimates of expected claims, judgments and related costs of settlements likely to be incurred. In formulating its plan, the Province considered the referenced lawsuit. The Province notes to the Staff that the Attorney General for British Columbia has stated an intention to introduce clarifying and retroactive legislation in 2021 that, if enacted, is anticipated to preclude the vast majority of potential damages under the action described in this question.

5.	We note news reports of environmental issues and risks related to mining, timber and fishing. If material, please include a discussion of these issues or specify whether they are an added risk to your fiscal plan.

The Province respectfully submits to the Staff that in the ordinary course it is subject to a number of environmental issues related to mining, timber, and fishing, none of which, individually or in the aggregate, present a material risk to the Province’s economic outlook and fiscal plan. Environmental clean-up and other contingent liabilities related to environmental matters are described in Note 28 to the Province’s Public Accounts for the Fiscal Year Ended March 31, 2020, filed with the SEC as Exhibit 99.12 to Amendment No. 5 to Form 18-K/A on September 16, 2020 and incorporated by reference as Exhibit (d) to the Annual Report.

Exhibit 99.5

6.	In your disclosure under “Labour Market” on page 47, we note your statement that “[w]omen and youth experienced outsized job losses, as they tend to be over-represented in some of the hardest hit service sectors. However, as of October, while the level of youth employment was still relatively low compared to February, women were closer to their pre-pandemic employment levels than men.” Please include a chart that provides a breakdown of your labor market by age and gender.

The Province respectfully submits that a breakdown of its labor market by age and gender is not material to investors. While the overall level of employment of the Province’s residents, which is disclosed in the Fiscal Plan, is material, the Province does not believe that the relative levels of employment among segments of the population materially impact the Province’s budget or economic outlook. The Province also notes that Statistics Canada publishes a breakdown of the Province’s labor market by age and gender on its publicly available website. In addition, the Province also respectfully submits that it is not practicable to amend the Fiscal Plan, but the Province will consider in future filings whether adding additional granularity regarding employment segmentation is material.

7.	In your discussion of Canadian real GDP on page 94, we note your reference that underlying the labor market figures were several key factors such as declines in both full- and part-time work, steep job losses in high-contact services and construction, overrepresentation of youth, women, and visible minorities among the unemployed; and rising long-term unemployment. To the extent practicable, please include a chart that corresponds with this information. Additionally, to the extent practicable, please include a discussion or statistics for the extent that your labor market materially differs from those of Canada.

The Province respectfully submits that its disclosure of the British Columbia and Canadian labor market is sufficient and the suggested additional information is not material. The Province also notes that Statistics Canada, on its publicly available website, publishes detailed information about the labor market in Canada and each of its provinces, including the Province, which includes a breakdown by age and gender. In addition, the Province also respectfully submits that it is not practicable to amend the Fiscal Plan, but it will consider in future filings whether adding additional granularity regarding employment segmentation is material.

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We thank the Staff in advance for its consideration of this letter and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212) 848-7974.

Yours very truly,

/s/ Jason Lehner
Jason Lehner

cc:           Khawar Nasim

Consulate General of Canada

David Latham

Director, Corporate Relations and Portfolio Settlements

Debt Management Branch, Provincial Treasury

Province of British Columbia

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